Filed by Air France

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended.

Subject Company: KLM Royal Dutch Airlines

Commission File Number: 001-04059

Date: April 5, 2004

Legal Information

The combination of KLM and Air France will be implemented through an exchange offer made by Air France to all shareholders of KLM common shares. This document is neither an offer to purchase nor a solicitation of an offer to sell shares of KLM. In connection with the exchange offer, Air France has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which includes a prospectus, and a tender offer statement on Schedule TO, and KLM has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. KLM shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the Schedule TO and other documents relating to the offer that have been filed by Air France with the SEC because these documents contain important information relating to the offer. You are also urged to read the Schedule 14D-9 that has been filed with the SEC by KLM regarding the offer. You may obtain a free copy of these documents and other documents filed by Air France and KLM with the SEC at the SEC’s web site at www.sec.gov. You may also inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Air France, Investor Relations, 45, rue de Paris, 95747 Roissy CDG Cedex, France. (tel: +33 1 41 56 88 60), or KLM, Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands. Attention: Investor Relations (tel: +31 20 64 93099). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

Forward-Looking Statements

The information herein contains, and the Air France, KLM and their representatives may make, forward-looking statements either orally or in writing, about Air France, KLM and their businesses. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Air France and KLM and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France or KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the risk that the conditions relating to the required minimum tender of shares might not be satisfied; failure by Air France and KLM shareholders to approve the planned corporate reorganizations; inability to obtain, or meet the conditions imposed for, regulatory approvals in a timely manner or at all; the risk that the businesses of Air France and KLM will not be integrated successfully and the expected synergies and cost savings will not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Air France and KLM caution that the foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France’s and KLM’s Securities and Exchange Commission filings, including Air France’s registration statement on Form F-4 and KLM’s Annual Report on Form 20-F. Air France and KLM undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

THE FOLLOWING IS AN ADVERTISEMENT PUBLISHED BY AIR FRANCE IN THE WALL STREET JOURNAL ON APRIL 5, 2004.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Prospectus (as defined below) and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto, and is being made to all U.S. holders of Shares. The Offer, however, is not being made to, nor will Shares be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Offeror (as defined below) may in its discretion, however, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction. In jurisdictions whose laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on Offeror’s behalf by Lazard Frères & Co. LLC or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer To Exchange

11 American Depositary Shares and 10 American Depositary Warrants

of

Air France

for

10 Outstanding New York Registry Shares

of

KLM Royal Dutch Airlines

and

11 Shares and 10 Warrants

of

Air France

for

10 Outstanding Ordinary Shares

of

KLM Royal Dutch Airlines

Société Air France, a société anonyme organized under the laws of France (“Offeror” or “Air France”), is offering (such offer, as it may be amended, modified or supplemented is referred to herein as the “Offer”) to acquire all of the outstanding New York registry shares (the “Registry Shares”) and ordinary shares (the “Ordinary Shares” and, together with the Registry Shares, the “Shares”), of KLM Royal Dutch Airlines, a public company with limited liability organized under the laws of the Netherlands (the “Company” or “KLM”), held by U.S. shareholders in exchange for Air France American Depositary Shares and Air France American Depositary Warrants, in the case of the Registry Shares, and Air France shares and Air France warrants, in the case of the Ordinary Shares, as provided in the Framework Agreement, dated October 16, 2003 (the “Framework Agreement”), between Offeror and the Company (such Air France American Depositary Shares, Air France American Depositary Warrants, Air France shares and Air France warrants, are referred to herein as the “Exchange ADSs,” “Exchange ADWs,” “Exchange Shares” and “Exchange Warrants,” respectively, and, collectively, as the “Exchange Securities”). Together, the Shares constitute all the outstanding common shares of the Company. The terms and conditions of the Offer are set forth in the Prospectus, dated April 5, 2004, and the related Letter of Transmittal (such Prospectus and Letter of Transmittal, as they may be amended, modified or supplemented, are referred to herein as the “Prospectus” and “Letter of Transmittal,” respectively).

Holders of Registry Shares that tender a number of Registry Shares not exactly divisible by 10 will receive one and one-tenth Exchange ADSs and one Exchange ADW for each Registry Share validly tendered in the Offer. Holders of Ordinary Shares that tender a number of shares not exactly divisible by 10 will receive one and one-tenth Exchange Shares and one Exchange Warrant for each Ordinary Share validly tendered in the Offer. No fractional Exchange Securities will be issued. Instead, fractional entitlements will be rounded up or rounded down in the manner provided in the Prospectus. In the event of a rounding down of fractional entitlements, holders tendering Shares will receive the cash proceeds from the sale of the fractional entitlements. In the event of a rounding up of fractional entitlements, holders tendering Shares will be charged the cost of purchasing fractional Exchange Shares or Exchange ADSs, as applicable, to round up the fractional entitlement to the next whole number. Fractional entitlements of holders of Registry Shares will only be rounded up if, among other things, such holders affirmatively elect in the Letter of Transmittal to have such entitlements rounded up.

Each three Exchange Warrants or Exchange ADWs will entitle the holder to subscribe for or acquire from Offeror two Exchange Shares or Exchange ADSs, respectively, at an exercise price of 20 per Exchange Share or Exchange ADS, subject to adjustment upon the occurrence of certain events described in the Prospectus. The Exchange Warrants and Exchange ADWs will only be exercisable beginning on the date that is 18 months after the date of completion of the Offer for a period of 24 months.

THE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME (11:00 P.M., AMSTERDAM TIME) ON MAY 3, 2004, UNLESS THE OFFER PERIOD IS EXTENDED.

This Offer is conditioned upon, among other things, (1) the receipt of specified approvals by an Air France shareholders’ meeting and the holding of a KLM shareholders’ meeting, (2) a number of Shares representing more than 70% of the outstanding KLM common shares having been validly tendered and not withdrawn, (3) no governmental authority having issued or entered any order that has the effect of making any of the transactions contemplated by the Framework Agreement illegal or materially limiting the ownership or operation by Offeror or the Company of their businesses, (4) the absence of a material adverse change with respect to the Company and (5) the absence of a public announcement indicating that a third party is preparing or is to make a competing offer for the Shares. As described in the Prospectus, some of the conditions to the Offer may not be waived, others may be unilaterally waived by Offeror and a limited number may be waived only with the Company’s consent.

This Offer is made pursuant to the Framework Agreement in which Offeror and the Company have agreed to combine their businesses into a single group, with common results of operations, while respecting two distinct airline identities, brands and cultures. In furtherance of the Framework Agreement, Offeror and the Company have entered into agreements with holders of shares of the Company other than the Shares pursuant to which Offeror will acquire, conditional upon completion of the Offer: (i) all of the Company’s priority shares, which will give Offeror certain special governance rights in the Company and (ii) depositary receipts representing all of the Company’s cumulative preference shares C. The Company has also entered into an agreement to acquire cumulative preference shares A from the State of the Netherlands at the same time and in the same proportion that the French State reduces its shareholding in Offeror, or more rapidly, at the discretion of the State of the Netherlands.

The Company’s supervisory board and management board have concluded that the Offer is in the best interests of the Company and its shareholders and have recommended that holders of Shares accept the Offer and tender their Shares in the Offer.

For purposes of the Offer, Offeror will be deemed to have accepted for exchange, and thereby exchanged, Shares validly tendered and not withdrawn if, as and when the Offeror gives oral followed by written notice to Citibank, N.A. (the “U.S. Exchange Agent”) in the case of Registry Shares and ABN AMRO Bank N.V. (the “Dutch Exchange Agent”) in the case of Ordinary Shares, of its acceptance of the tenders of such Shares.

The U.S. Exchange Agent will act as agent for shareholders tendering Registry Shares for the purpose of receiving the Exchange ADSs and Exchange ADWs and transmitting such Exchange ADSs and Exchange ADWs to validly tendering shareholders, as soon as practicable after receipt of such notice. In all cases, the exchange of Registry Shares for Exchange ADSs and Exchange ADWs pursuant to the Offer will be made only after timely receipt by the U.S. Exchange Agent of (1) certificates representing such Registry Shares (or timely confirmation of a book-entry transfer of such Registry Shares into the U.S. Exchange Agent’s account at The Depository Trust Company (“DTC”) along with an agent’s message in connection with a book-entry transfer) and (2) in the case of registered holders of Registry Shares, a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) with any required signature guarantees and any other documents required by the Letter of Transmittal.

The Dutch Exchange Agent will act as agent for shareholders tendering Ordinary Shares for the purpose of receiving the Exchange Shares and Exchange Warrants and transmitting such Exchange Shares and Exchange Warrants to validly tendering shareholders once Offeror has accepted the tendered Shares for exchange. In all cases, the exchange of Ordinary Shares for Exchange Shares and Exchange Warrants pursuant to the Offer will be made only after the holders of Ordinary Shares have transferred their Ordinary Shares tendered through their bank or broker (an institution admitted to Euronext Amsterdam) to the Dutch Exchange Agent.

The exchange by U.S. holders of Shares for Exchange Securities will be a taxable transaction for U.S. Federal income tax purposes. However, U.S. holders of Shares who are not resident in the Netherlands will generally not be subject to Dutch taxes in respect of the exchange of Shares for Exchange Securities.

The term “Expiration Date” shall mean 5:00 p.m., New York City time (11:00 p.m., Amsterdam time) on May 3, 2004, unless and until the Offeror (in accordance with the terms of the Framework Agreement) shall have extended the period of time during which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date on which the Offer, as so extended by the Offeror, shall expire. Any such extension will be followed by an announcement thereof no later than 9:00 a.m., New York City time (3:00 p.m., Amsterdam time) on the next business day after the previously scheduled Expiration Date. No extension will be shorter than 10 U.S. business days, and Offeror is not required to extend the Offer beyond December 31, 2004. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw such shareholder’s Shares except for during a subsequent offering period pursuant to Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Without limiting the manner in which Offeror may choose to make any public announcement, Offeror will have no obligation to publish, advertise or otherwise communicate any such announcement other than by issuing a press release to the Dow Jones News Service or otherwise as may be required by applicable law.

Shares tendered for exchange may be withdrawn at any time prior to the Expiration Date. Shares tendered for exchange may be withdrawn, if they are not yet accepted for exchange pursuant to the Offer at any time after June 4, 2004. For a withdrawal of Registry Shares tendered to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the U.S. Exchange Agent at its address set forth in the Prospectus. Any such notice of withdrawal must specify the name of the holder who tendered the Registry Shares to be withdrawn, the number of Registry Shares to be withdrawn and the name of the registered holder of such Registry Shares, if different from that of the holder who tendered such Registry Shares. In addition, unless such Registry Shares have been tendered for the account of an Eligible Institution (as defined in the Prospectus), the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution. If Registry Shares have been tendered pursuant to the procedures for book-entry transfer, any notice of withdrawal must specify the name and number of the account at DTC to be credited with such withdrawn Registry Shares and must otherwise comply with DTC’s procedures. For a withdrawal of Ordinary Shares tendered to be effective, holders must make their withdrawal known through their bank or stockbroker to the Dutch Exchange Agent prior to the expiration of the Offer. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Offeror, in its sole discretion, and its determination will be final and binding on all parties.

Offeror will, if necessary, provide a subsequent offering period of from three U.S. business days to 15 Euronext Amsterdam trading days, but in no event more than 20 U.S. business days, following the Expiration Date. A subsequent offering period would be an additional period of time, during which any holders may tender Shares that were not tendered in the Offer. A subsequent offering period is not an extension of the Offer and shareholders who tender during the subsequent offering period will not have withdrawal rights. Offeror will promptly accept for exchange any Shares tendered during the subsequent offering period at the same exchange ratio as in the Offer. Any subsequent offering period will be announced simultaneously with an announcement that Offeror has accepted Shares for exchange in the Offer.

If holders of Shares decide not to tender, they will continue to own their Shares in their current form. However, Offeror intends to request, pursuant to the Framework Agreement, that the Company seek the delisting of the Ordinary Shares from Euronext Amsterdam and the Registry Shares from the New York Stock Exchange as soon as reasonably practicable following completion of the Offer. Offeror does not expect Euronext Amsterdam to permit the delisting of the Ordinary Shares unless it owns at least 95% of the Ordinary Shares. If the Registry Shares are delisted from the New York Stock Exchange, and the Company has fewer than 300 holders of Shares in the U.S., the Company will seek to deregister the Registry Shares under the Exchange Act. Following the Offer, Offeror may commence a “squeeze-out” procedure in accordance with Article 2:92a of the Dutch Civil Code with a view to acquiring 100% of the Shares. However, this squeeze-out procedure will not be possible until three years following the completion of the Offer under the arrangements to be entered into with certain Dutch foundations, as described in the Prospectus. In addition, Offeror reserves the right to squeeze-out any holder of Shares by way of a legal merger, legal split or otherwise.

The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the Exchange Act, is contained in the Prospectus and is incorporated herein by reference.

The Prospectus, the related Letter of Transmittal and other relevant documents will be mailed to holders of Registry Shares whose names are reflected on the books and records of Citibank N.A., as the Registrar, Transfer Agent and Dividend Paying Agent for the Registry Shares. Holders of Ordinary Shares who are residents of the United States should contact Georgeson Shareholder Communications Inc. (the “Information Agent”) or their bank or broker to obtain the Prospectus and the other relevant documents.

The Prospectus and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Any questions or requests for assistance or for additional copies of the Prospectus, the related Letter of Transmittal and other related exchange offer materials may be directed to the Information Agent at its address and telephone number set forth below, and copies will be furnished promptly at Offeror’s expense. Offeror will not pay any fees or commissions to any broker or dealer or any other person (other than the U.S. Exchange Agent, Dutch Exchange Agent, Information Agent and seatholders of Euronext Amsterdam) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

17 State Street, 10th Floor

New York, New York 10004

Banks and Brokers: (212) 440-9800

All Others Call Toll Free: (866) 297-1410

The Dealer Manager for the Offer is:

30 Rockefeller Plaza

New York, New York 10020

Call Collect: (212) 632-6717

April 5, 2004